

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 3, 2009

Mr. Perry Y. Ing
Vice President, Chief Financial Officer and Secretary
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario, Canada
M5A2N4

> **Re:** **US Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 001-33190**

Dear Mr. Ing:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We are in receipt of the supplemental information that you provided on September 2, 2009 in response to prior comment numbers 1, 10, 12, 13 and 14. We are evaluating this information and will provide additional comments under separate cover, if necessary.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 42

2.   We have considered your response to prior comment 2 in our letter dated June 30, 2009. Please provide additional information with respect to how you determine the fair value of the long-lived assets in the locations other than the Magistral Mine in Mexico.

3.   We note your response to prior comment number 3 with respect to your impairment policy for mineral property interests. Your response states that you based your impairment test on the combination of the observed market value per square mile in the region and an observed market value per ounce of mineralized material, without consideration of potential cash flows since these ounces are not proven and probable reserves. Please address the following additional questions with respect to your response:

- Explain further the nature of the cash flows that you did not consider when performing your impairment test.
- Explain how using a combination of the observed market value per square mile in the region and an observed market value per ounce of mineralized material properly reflects your use and eventual disposition of the mineralized material.
- Clarify how you estimated mineralized material quantities in connection with your impairment test. In addition clarify the price(s) used to estimate future cash flows of the mineralized material and the basis for your pricing assumptions.
- Clarify how you determined the market value of the square miles within the region.
- Clarify the level at which you group your long-lived mineral property assets for purposes of recognition and measurement of an impairment loss. Explain how your grouping complies with paragraphs 10 through 14 of SFAS 144.

Please tell us the amount of long-lived mineral property assets that you have allocated to each asset group.

- Tell us when you completed your last impairment test.

Please supplement your response to the questions listed above with your most recently completed impairment analysis.

4. We note your response to prior comment number 6 with respect to your impairment analysis for goodwill. Please address the following additional questions with respect to your analysis:

- Your response indicates that you had 2 reporting units, Nevada and the Magistral Mine in Mexico. Please clarify how your determination of your reporting units complies with paragraphs 30 through 36 of SFAS 142. Explain how you determined that each individual operating mine does not represent separate reporting units.
- Explain how you determined that all goodwill should be allocated to the Nevada reporting unit. In this respect, we note from your disclosure of the 2007 acquisitions in footnote 2 to your financial statements that goodwill was recognized in connection with the acquisition of White Knight, Nevada Pacific and Tone. Please explain how determined that all the mining activity of the acquired entities were in the Nevada reporting unit.
- Explain how your estimate of the fair value of your reporting units complies with paragraphs 23 through 25 of SFAS 144.

8. Shareholders' Equity, page 66

5. We have considered your response to prior comment 6 in our letter dated June 30, 2009 and decided to reissue this comment. You stated, in your response, that there is no *material* difference between the rights of the holders of the exchangeable shares and the holders of the US Gold's common stock. To help us understand your accounting of the exchangeable shares, please explicitly tell us all the differences between the rights of the exchangeable shares and the shares of US Gold common stock. In addition, please provide your full analysis in accordance with SFAS 150, SFAS 133 and EITF D-98 supporting your conclusion that permanent equity classification is appropriate for the exchangeable shares. Please clarify how you have evaluated all provisions of these shares, including the redemption rights, which concluding that your accounting is appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Tim Levenberg at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director